Ferrari N.V. has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

September 17, 2021

Division of Corporation Finance,

Office of Manufacturing,

Securities and Exchange Commission,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:     Ms. Melissa Gilmore

                     Mr. Andrew Blume

Re: Ferrari N.V. Form 20-F for the Fiscal Year Ended December 31, 2020

File No. 001-37596

Dear Ms. Gilmore and Mr. Blume:

On behalf of our client, Ferrari N.V. (the “Registrant”), we are writing to respond to the letter, dated August 16, 2021, from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced annual report on Form 20-F (the “Annual Report”).

In accordance with the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules. Accordingly, a separate version of this response letter containing confidential information of the Registrant is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of the Registrant and, therefore, is not submitted on a confidential basis.

Form 20-F for the Fiscal Year Ended December 31, 2020

Non-GAAP Financial Measures, page 71

1.

We note the presentation of your non-GAAP financial measures precedes the discussion of your IFRS operating results. Please revise your disclosures in future filings to provide equal or greater prominence of the comparable IFRS measures. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Registrant acknowledges the Staff’s comment and in future filings the non-GAAP financial measures discussed in Item 5 will be presented at the end of the section “Item 5.B. Liquidity and Capital Resources”, which is subsequent to the Registrant’s IFRS operating results presented in section Item 5.A. Operating Results and the Registrant’s IFRS cash flow information presented in Item 5.B. Liquidity and Capital Resources.

Notes to the Consolidated Financial Statements

Revenue recognition, page F-20

2.

We note your disclosure that revenues related to your maintenance programs and extended warranties are recognized “over time” as the maintenance programs and extended warranties are provided. Please tell us and revise your disclosures in future filings to specify if these revenues are recognized on a straight-line or other basis over the related agreement periods.

Ferrari N.V. has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

Response:

The Registrant respectfully advises the Staff that revenues related to its maintenance programs are recognized over time based on the input method of measuring progress towards complete satisfaction of the related performance obligation. In particular, the Registrant recognizes revenue over time as a proportion of overall revenues expected during the maintenance period equal to the ratio of costs incurred in the reporting period to the overall costs to be incurred during the maintenance period.

Revenues related to extended warranties are recognized on a straight-line basis over the extended warranty period.

The Registrant will revise its revenue recognition disclosure in future filings to specify the basis on which these revenues are recognized, as set forth above.

4. Net Revenues, page F-28

3.

We note that your disaggregated revenue table includes a “Sponsorship, commercial and brand” line item that appears to combine revenues from your sponsorship agreements, licensing activities, and commercial activities related to your participation in the Formula 1 World Championship. Please separately disclose each of these revenue streams in future filings pursuant to IFRS 15.114-115 or tell us how you determined further disclosure is not necessary. We note that you include revenue recognition policies for each revenue stream on pages F-20 and F-21 and that you extensively discuss your Formula 1 racing activities throughout the filing. In your response, quantify each of these revenue streams for the periods presented.

Response:

The Registrant respectfully advises the Staff that its sponsorship, commercial and brand net revenues primarily relate to the activities of its Formula 1 racing team through participation in the Formula 1 World Championship with Scuderia Ferrari. In addition to being an important source of technological innovation for the engineering, development and production of Ferrari cars, such activities are a core element of the Registrant’s marketing and promotional efforts to develop the brand loyalty and excellence recognition of the Ferrari brand –– which is undertaken primarily to stimulate interest and demand for the sale of Ferrari cars. The extensive disclosure of the Formula 1 activities in the Registrant’s filing noted by the Staff reflects the significance of such activities for brand promotion.

The Registrant’s management believes that presenting the revenues related to the activities of its Formula 1 racing team on a combined basis with other activities that are aimed at promoting and extending the Ferrari brand (primarily licensing and other diversified commercial activities related to the Ferrari brand) is consistent with the nature of such revenue sources according to the disclosure requirements in IFRS 15.114-115 and consistent with how information is regularly presented in financial communications.

In light of the above, the Registrant’s management believes this level of aggregation of revenues is also appropriate because of the lower significance of each revenue flow within sponsorship, commercial and brand net revenues relative to the Registrant’s total net revenues.

Additionally, the Registrant’s management notes that information relating to the Registrant’s revenues from sponsorship related to its participation in the Formula 1 World Championship is highly confidential and sensitive from a strategy and business perspective as well as for the Registrant’s competitive position in Formula 1. This information is not otherwise publicly available. Communicating these revenue streams separately could harm the Registrant without providing meaningful additional information to investors.

Ferrari N.V. has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

The following table provides a breakdown of the Registrant’s net revenues from sponsorship, commercial and brand for the years ended December 31, 2020, 2019 and 2018.

	For the year ended December 31,
(€ thousands and percentage of net revenues)	2020	% of net revenues	2019	% of net revenues	2018	% of net revenues
Sponsorship	[***]	[***]	[***]	[***]	[***]	[***]
Commercial	[***]	[***]	[***]	[***]	[***]	[***]
Brand	[***]	[***]	[***]	[***]	[***]	[***]

Total net revenues from sponsorship, commercial and brand	390,002	11%	538,238	14%	505,701	15%

Total net revenues	3,459,790		3,766,615		3,420,321

[The symbol “***” on this page represents that information for which confidential treatment has been claimed has been omitted and furnished separately to the Commission]

7. Research and Development Costs, page F-29

4.

We note your disclosures that research and development costs are recognized net of technology-related government incentives. Please tell us and, to the extent material, revise your disclosures in future filings to describe your accounting policies related to these incentives. If you account for the incentives under IAS 20, ensure your disclosures meet the requirements of paragraph 39.

Response:

The Registrant respectfully advises the Staff that the technology-related government incentives relate to tax credits recently introduced by the Italian Government to promote investments in certain qualifying research and development activities and initiatives relating to technological innovation. The Registrant notes that both IAS 12—Income Taxes and IAS 20—Government Grants exclude investment tax credits from their scope. In the absence of definitive guidance under IFRS for the accounting of investment tax credits and considering that the intent of the tax incentives is to provide support to entities that invest in research, development and innovation activities, by analogy to IAS 20, the technology-related government incentives are considered most similar to a government grant related to income deducted from related expense. Therefore, the Registrant concluded to account for the technology-related government incentives using the government grant model on an accrual basis (by analogy to IAS 20.8 “A government grant is not recognised until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received”) and presents these incentives as a reduction to the related research and development costs in the income statement (by analogy to IAS 20.29).

The Registrant notes that technology-related government incentives represented 3.4%, 0.0%, and 0.0%, respectively, of the total research and development expenditure for the years ended December 31, 2020, 2019 and 2018, as disclosed in Item 5 of the Form 20-F(please refer to table reported on page 65). Therefore, the Registrant does not consider the current technology-related government incentives to be sufficiently material to meet the paragraph 39 disclosure requirements.

The Registrant will monitor closely the development of such technology related government incentives and assess if further disclosures may be required in future filings as a result of material changes.

Ferrari N.V. has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

18. Current Receivables and Other Current Assets, page F-40

5.

Your table on the bottom of page F-43 indicates approximately 10% of your receivables and other current assets are “overdue” at the end of fiscal year 2020. Please tell us and revise your disclosures in future filings to define the term “overdue.” Also provide the disclosures required by IFRS 7.35F(b) and (e). Finally, separately present on a gross basis the components of the “Utilization and other changes” line items of your trade and financing receivable allowance rollforwards disclosed on page F-42. In particular, separately quantify write-offs from other changes.

Response:

The Registrant respectfully advises the Staff that the term “overdue” in the Current Receivables and Other Current Assets note (Note 18) refers to receivables and other current assets where payment is past its due date. The Registrant will disclose this in future filings.

The Registrant will update its disclosures in future filings to clarify the disclosures required by IFRS 7.35F(b) and (e) included in Note 2 “Significant accounting policies” on page F-17 of the Form 20-F, as follows (underlined text shows additions compared to the existing disclosure):

“Trade receivables and receivables from financing activities are originated in the ordinary course of business and held within a business model with the objective to hold the receivables in order to collect contractual cash flows that meet the ‘solely payments of principal and interest’ criterion under IFRS 9, therefore they are measured at amortized cost using the effective interest rate method. Receivables with maturities greater than one year, which typically only relate to receivables from financing activities, are discounted to present value. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired and, if any such evidence exists, an impairment loss is recognized within financial expenses. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments, the Group applies the standard simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment, which may be different for the Group’s trade receivables compared to receivables from financing activities.

The Group considers a default to occur and a significant increase in credit risk to occur when the counterparty fails to make contractual payments within a certain number of days of when they fall due. For example, for receivables from financing activities this typically occurs when the counterparty fails to make contractual payments within 60 days of when the related receivables fall due, while for trade receivable this is assessed on a case by case basis.

Financial assets and trade receivable are written off when the counterpart fails to make contractual payments and there is no reasonable expectation of recovery, and in any circumstance no later than 360 days. When trade receivables or receivables from financing activities have been written off, the Company may continue to engage in enforcement actions to attempt to recover the receivables.

In future filings the Registrant will separately disclose (i) additional provisions, (ii) utilizations, (iii) releases, and (iv) other changes in the changes in the allowance for doubtful accounts of trade receivables and receivables from financing activities, as follows:

Ferrari N.V. has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

Trade receivables:

(€ thousands )	2020	2019
At January 1,	27,171	24,346
Additional provisions	5,743	5,285
Utilizations	(2,860)	(209)
Releases	(1,595)	(2,310)
Other Changes	(147)	59

At December 31,	28,312	27,171

Receivables from financing activities:

(€ thousands )	2020	2019
At January 1,	7,480	6,457
Additional provisions	9,502	4,739
Utilizations	(3,078)	(3,609)
Releases
Other Changes	(709)	(107)

At December 31,	13,195	7,480

31. Entity-Wide Disclosures, page F-70

6.

Your disclosure of net revenues by the geographic location of your clients indicates that net revenues in the “Rest of EMEA” is significant to total net revenues. We further note that your disclosure of unit shipments by geographic market on page 34 is broken down into additional geographic locations. If revenues or non-current assets from any individual countries are material, please tell us and revise future filings to separately quantify such information pursuant to IFRS 8.33.

Response:

The Registrant respectfully advises the Staff that the disclosure of unit shipments by geographic market relates only to revenues of cars and spare parts while the disclosure of net revenues by geographic location of the Registrant’s clients also includes revenues from i) engines, ii) sponsorship, commercial and brand and iii) other. The geographic allocation of sponsorship revenues in particular is subject to changes from time to time based on the jurisdiction of the applicable contracting entities. Therefore the Registrant believes that disclosing revenues by individual countries would not enhance a financial statements user’s understanding of the Registrant’s revenues because fluctuations in sponsorship or other revenues in a given country may overshadow the effect of volume and product mix trends for cars and spare parts, which is a more important driver of the business. As a result the breakdown of the Registrant’s revenues into additional geographic locations may be confusing when compared with the breakdown of unit shipments. Therefore the Registrant prefers not to include additional disclosures of net revenues by country in future filings.

Ferrari N.V. has claimed confidential treatment of portions

of this letter in accordance with 17 C.F.R. § 200.83

The Registrant respectfully advises the Staff that net revenues in Rest of EMEA includes Germany, United Kingdom, France, Switzerland, the Middle East (which includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Other EMEA (which includes Africa and the other European markets not separately presented). The most significant countries in terms of net revenues included in Rest of EMEA are the United Kingdom, which accounted for 13.9%, 14.0% and 16.6% of the Group’s total net revenues for the years ended December 31, 2020, 2019 and 2018, respectively, and Switzerland, which accounted for 9.3%, 9.7% and 6.3% of the Group’s total net revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

The Registrant respectfully advises the Staff that, with the exception of Italy, where the large majority of the Registrant’s non-current assets are located, non-current assets from individual countries are not material.

*    *         *    *    *

Any questions or comments with respect to the response may be communicated to the undersigned (tel: 212-558-4000 or email: devitopiscicellio@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Oderisio de Vito Piscicelli
Oderisio de Vito Piscicelli

cc:	Antonio Picca Piccon

Carlo Daneo

(Ferrari N.V.)

Scott D. Miller

(Sullivan & Cromwell LLP)